Exhibit 99.1

Company announcement – No. 45 / 2021

Zealand Zealand Pharma A/S – Transaction Under Share Repurchase Program

Copenhagen 6 July 2021 - On June 29, 2021, Zealand Pharma A/S ("Zealand") initiated a share repurchase program to acquire Danish common stock for incentive programs in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016.

Zealand has entered an arrangement with Danske Bank A/S to act as exclusive manager under the program. Danske Bank A/S will buy back shares on behalf of Zealand and make related trading decisions independently of and without influence by Zealand.

Under the program, Danske Bank A/S will buy back shares on behalf of Zealand for an amount up to DKK 32,070,896. The share repurchase program is expected to be completed no later than July 29, 2021 and comprises up to 154,187 shares.

Since the announcement dated 28 June 2021, the following transactions have been made:

	Number of shares	Average price (DKK)	Total value (DKK)
Accumulated, last announcement	NA	NA	NA
29 June 2021	10,000	187,20	1,872,000
30 June 2021	10,000	185,33	1,853,300
1 July 2021	10,000	183,47	1,834,700
2 July 2021	10,000	183,65	1,836,500
5 July 2021	9,000	185,76	1,671,840
Total	49,000	185,07	9,068,340
Accumulated under the program	49,000	185,07	9,068,340

The details for each transaction made under the share repurchase program are included as an appendix to this announcement.

With the transactions stated above, Zealand owns a total of 113,223 shares with a nominal value of DKK 1 each as treasury shares, corresponding to 0.0026% of the total share capital. The total amount of shares in the company is 43,655,061 shares including treasury shares.

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About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development. In the United States Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes and Zegalogue® for the treatment of severe hypoglycemia in pediatric patients with diabetes aged 6 years and above. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit www.zealandpharma.com.

V-go® and Zegalouge® are registered trademarks of Zealand Pharma A/S

Forward-Looking Statement

The above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this release and are based on information available to Zealand Pharma as of the date of this release.

For further information, please contact:

Zealand Pharma Investor Relations

Claudia Styslinger

Argot Partners
investors@zealandpharma.com

Zealand Pharma Media Relations

David Rosen

Argot Partners

media@zealandpharma.com